Exhibit 99.5

CONSIDERATION ELECTION FORM

You are receiving this Consideration Election Form because you are a stockholder of Avigen, Inc. (“Avigen”). As more fully described below and in the joint proxy statement/prospectus dated November 18, 2009, Avigen stockholders are being asked to vote on a proposed merger (the “Merger”) which, if completed, will result in Avigen becoming a wholly-owned subsidiary of MediciNova, Inc. (“MediciNova”). If the merger occurs, Avigen stockholders will be entitled to receive, for each share of Avigen common stock, par value $0.001, held, EITHER:

(1)	cash currently estimated to be equal to approximately $1.19 per share of Avigen common stock, which would be paid upon surrender of your Avigen stock certificates following the effective time of the Merger, plus additional cash currently estimated to be equal to approximately $0.05 per share of Avigen common stock to be paid on June 30, 2010 (collectively, the “Cash Consideration”);

OR

(2)	a secured note with a principal amount equal to the Cash Consideration, which is payable 18 months from the effective time of the Merger and which is convertible into MediciNova common stock at $6.80 per share (the “Note Consideration”).

Mail or deliver by hand or courier this Election Form to American Stock Transfer & Trust Company, LLC, the Exchange Agent for the Merger:

If delivering by mail: American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	If delivering by hand or courier: American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

For assistance call (877) 248-6417 or (718) 921-8317

Delivery shall be effected only upon proper delivery of this Election Form. Delivery to an address other than as set forth above does not constitute a valid delivery.

Name(s) and Address of Registered Holder(s) If there is any error in the name or address shown below, please make the necessary corrections	DESCRIPTION OF SHARES SURRENDERED (Please fill in. Attach separate schedule if needed.)

	Certificate No(s)	Number of Shares

TOTAL SHARES F

Details regarding the computation of payments, as well as certain adjustments thereto, are included in the joint proxy statement/prospectus. Avigen stockholders may also choose to receive the Cash Consideration for a portion of the shares of Avigen common stock that they hold and the Note Consideration for the remainder of the shares of Avigen common stock that they hold. In addition, regardless of which form of election you choose, you will also receive a contingent payment right, as more fully described in the joint proxy statement/prospectus dated November 18, 2009.

If you do not make an election, or make an invalid election, then you will be deemed to have elected to receive the 50% of the Cash Consideration and 50% of the Note Consideration for your shares of Avigen common stock.

This election governs the consideration that you, as a holder of record of common stock of Avigen, will receive if the Merger is approved and consummated. See “Risk Factors” in the joint proxy statement/prospectus dated November 18, 2009, for a discussion of factors you should consider in making your election.

Please complete the box below to make an election with respect to each share of Avigen common stock of which you are the holder of record. For each such share, you may elect to receive either (1) the Cash Consideration, (2) the Convertible Note Consideration or (3) a combination of the foregoing (a “Mixed Election”).

To be effective, this Election Form must be properly completed, signed and delivered to the Exchange Agent at the address above not later than 5:00 p.m., Eastern Time, on the day of the Special Meeting of Avigen stockholders (the “Election Deadline”), currently scheduled for December 17, 2009. If you do not make a valid election or fail to return this Election Form prior to the Election Deadline, you will be deemed to have elected to receive the Cash Consideration for 50% of the Avigen shares you hold and the Convertible Note Consideration for the other 50% of the Avigen shares you hold. MediciNova and Avigen will publicly announce the anticipated Election Deadline at least five business days before the anticipated closing date of the Merger. We have enclosed a pre-addressed envelope for your convenience. Please allow ample time for delivery.

After the effective time of the Merger, the Exchange Agent will mail to each holder of record of Avigen common stock whose shares were converted into the right to receive the consideration described above (1) a letter of transmittal and (2) instructions for use in surrendering certificates (which immediately prior to the effective time of the Merger represented outstanding shares of the common stock of Avigen) in exchange for the consideration upon surrender of such certificate. DO NOT SURRENDER YOUR STOCK CERTIFICATES AT THIS TIME.

If some or all of your shares of Avigen common stock are held in “street name” by a broker, bank or other nominee, please contact your broker, bank or other nominee for instructions on how to make an election for those shares, and follow those instructions.

ELECTION

I hereby elect to receive the following as consideration for my shares of Avigen common stock. Avigen stockholders who fail to make an election, or make an invalid election, will be deemed to have elected to receive the Cash Consideration for 50% of the shares of Avigen common stock they hold and Merger Consideration in MediciNova Convertible Notes and the Convertible Note Consideration for the other 50% shares of Avigen common stock they hold.

☐	CONVERTIBLE NOTES ELECTION

☐	CASH ELECTION

☐	MIXED ELECTION

If you elect to receive a combination of Convertible Notes and cash, please indicate below the number of shares of Avigen common stock for which you elect to receive the Convertible Notes Consideration and the number of shares of Avigen common stock for which you elect to receive the Cash Consideration. In the event the sum of these numbers exceeds the number of shares of Avigen common stock for which you are holder of record, your election will be deemed invalid.

shares of Avigen common stock converted into MediciNova Convertible Notes.
(insert number)

+		shares of Avigen common stock converted into cash.
(insert number)

=	(insert number)	total number of shares of Avigen common stock. (The number of shares for which you elect Cash Consideration and the number of shares for which you elect Note Consideration should equal the amount on this line. This number should not exceed the total number of shares of Avigen common stock held by you.)

STOCKHOLDER SIGNATURE:

	Dated:	, 2009
(Signature(s) of Registered Holder(s))

	Dated:	, 2009
(Signature(s) of Registered Holder(s)) – if joint account